Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

The following is a transcript of a video interview of J. Clay Sell, Chief Executive Officer of X-Energy Reactor Company, LLC (“X-energy”) with Benzinga All Access, made available on October 18, 2023, at https://www.youtube.com/watch?v=G13Pkp2QjXs.

Mitch Hoch (00:01):

The thumbs up, you know what that means. Let’s get to the action. Let’s go over-

Zunaid Suleman (Benzinga) (00:05):

What is going on?

Mitch Hoch (00:06):

... to the All Access game. It’s been tough, man. It’s been tough, especially with these kind of wicked moves up and downside in the markets. But you know what I do on a day like today?

Zunaid Suleman (Benzinga) (00:17):

What’s that?

Mitch Hoch (00:18):

Sit back and learn from you, my friend. So I’m going to sit back and tune into this interview and see if I can do better. Maybe learn from a new opportunity that’s in the markets and that’s truly what All Access is all about. Have fun, my friend. Take over.

Zunaid Suleman (Benzinga) (00:33):

Absolutely appreciate you and we appreciate you in the chat for sticking around for All Access. We love to talk to executives from publicly traded companies so we can get your questions answered directly from the chat. So feel free to be active. I’ve got a couple of notes myself. We’ve got a great interview coming up with J. Clay Sell, who is the CEO of X Energy, ticker AAC. All Access starts right now.

(01:07):

Mr. Clay, thank you so much for joining us.

Clay Sell (X-Energy) (01:09):

It’s amazing. It’s good to be with you.

Mitch Hoch (01:12):

Absolutely. And we’ve got so much to dive into, but the main thing before we get into your company, you’ve got an interesting background, which I want to get to as well. But for the folks at home, if you could explain it to me like I’m five, what is it that your company does?

Clay Sell (X-Energy) (01:25):

X Energy is a developer of advanced nuclear power stations for the global economy, and we also manufacture our special fuel that goes in those plants.

Mitch Hoch (01:34):

Now, when I looked at your background, I had to kind of do a double take. I was like, “Hold on, do you really do all of this?” But clearly I’m sure you have. So if you could give me an idea of your history prior to joining X Energy, and especially maybe what you learned that you can bring to the company itself?

Clay Sell (X-Energy) (01:49):

Yeah. Before I joined X Energy, I was a developer of renewable power projects in South and Central America. I did that for 10 years. But before that I was trained as a lawyer. I served in policy roles in DC, I worked in the White House of George W. Bush. I was Deputy Secretary of Energy. So I ran the 120,000 person Department of Energy, which really overseas nuclear development, renewable energy development, big science. It was an extraordinary experience. That was 15 years ago now.

Mitch Hoch (02:23):

That’s the one that stood out to me was the White House experience, because so often you hear folks going from the public sector to the private sector, which of course your company publicly traded now. But it’s those key things that you can bring from the White House, which we’ll get to. But I want to also focus on X Energy’s growth story. What should the viewers at home know about X Energy’s growth story?

Clay Sell (X-Energy) (02:43):

Yeah. Well, the world is presented with an interesting challenge right now. We need to decarbonize the global economy. We need to meet an increase in demand of 50% in the next 25 years. But we have a global economy that is 80% dependent upon fossil fuels, and that is not a sustainable future on a go forward basis. So we saw this opportunity years ago. Our founder created the company knowing that there was going to be a time, and that time is now, where the world would demand clean, firm, power solutions to power the world, to grow the economy on a go forward basis. So our first project we’re building for Dow Chemical down on the Texas Gulf Coast, will provide four reactor units to provide both steam and electricity to a chemical plant they have down there. But there will be many, many opportunities to grow nuclear in the coming years. And quite frankly, we have the customer backlog to show that that demand is very real.

Mitch Hoch (03:47):

I want to get into why nuclear, but before I do that, what’s the business model, right? I feel like sometimes folks at home, they hear these big terms, they don’t quite understand how you’re making money. So again, explain it to me. What’s the business model of X energy?

Clay Sell (X-Energy) (04:00):

Here’s how we make money. We are developing two primary products, a commercial nuclear power station, which we will sell to hundreds of chemical companies, industrial providers, data center developers and utilities around the world. So we will license the technology of our main commercial reactor. The second thing that we will do is we will sell fuel. So we are a manufacturer of the special graphite and ceramic encapsulated fuel. This is fuel that cannot melt down. It is key to our meltdown proof reactor that we sell. It completely changes the way the world thinks about and interacts with nuclear power, and so we’ll sell the fuel for 60 years for the life of the reactor. So we license the technology, we sell the fuel. That’s our business model.

Mitch Hoch (04:51):

So a few ways for you to make money there. So going back to what I wanted to ask. Why nuclear? Is it because of any key dynamics in the industry? What’s the story there behind it?

Clay Sell (X-Energy) (05:01):

Again, the world is demanding clean firm power. So we have wind and solar, which is a wonderful renewable resource. We have a lot of it, but it isn’t on all of the time. And we need power sources that are on when the sun is not shining and when the wind is not blowing. So we need firm power. Yet our only providers of firm power today are basically coal and natural gas. And coal and natural gas at the consequence of emitting tons and tons of carbon in the atmosphere. Nuclear power does not do that. It’s emissions-free, and it’s on all the time, and you can literally build it anywhere in the world. So clean firm always on, available. That’s the opportunity for nuclear power. That’s what policymakers are demanding. It’s what corporate executives are demanding, and quite frankly, it’s what customers are demanding. Let me just give you an example.

(06:00):

One of the things that Dow Chemical will do with this plant in Texas is that they’ll produce the components for emissions-free carbon-free plastic. And plastic exists in everything, in all of the comforts of our modern life. Whether it’s in our iPhone, it’s in the mattress that we sleep on, it’s in the cars that we drive. Plastic is everywhere. And we need a way to produce plastic in a way that’s carbon free, and we can do that with very high temperature gas cooled reactors. The very reactors that we make at X Energy. We believe we have an opportunity to completely transform the way the world thinks about always on clean firm power.

Mitch Hoch (06:45):

You have so many companies that are relying on that and doing just that. I think Apple, every time they have a fresh conference, they’re talking about being carbon-neutral by a certain year. So definitely something that’s big for a lot of companies.

Clay Sell (X-Energy) (06:58):

And look, the biggest growth in power demand in the US today is in data center. And historically, electricity was growing at like 1% a year in the US. In the next decade, it’ll grow at north of 5% a year just in the United States. And that’s principally for data centers. Now, data centers want to offer their customers clean emissions-free services. And they need something beyond just solar and fossil fuel plants to do that. That’s where nuclear comes in.

Mitch Hoch (07:33):

Taking it a little bit outside of X Energy, and feel free to bring it back in if you want, but in terms of industry, you mentioned data centers. Obviously got a huge, huge boost with Covid. More importantly the miners, Bitcoin, all of that. Now you’ve got AI technology, then you’re going to have VR Goggles, and all of that data that’s going to be coming in. Then you’ve got EV companies that are going to collect those datas as well. Point being, are you concerned that we might not be able to keep up with as much as we need to make sure that we keep the planet safe?

Clay Sell (X-Energy) (08:00):

I don’t think about it as a point of concern. I think about it as the greatest business opportunity of a lifetime. That’s what the energy transition is. Look, global demand was already grown. We were already on track to achieve 50% increased demand in the next 25 years. Now we’re talking about a further electrification of the US economy. Vehicles are going to electricity. Many processes that previously used fossil fuels are going to electricity to reduce carbon emissions. So the electrification of the global economy, the electrification of the American economy is an extraordinary opportunity for nuclear developers like us that bring a new, different, completely safe product that can be built in a factory, deployed in a relatively very short timeline to meet the needs of the increase in energy demand.

Mitch Hoch (08:56):

So with that business opportunity, how does your deal with Ares come into play? I believe you just announced an update to your terms as well. So what’s new and then how does it help you out?

Clay Sell (X-Energy) (09:05):

Well, what’s new is we are teaming together with Ares Acquisition Corp. They have a lot of capital in their cash and trust. They have a great capability in terms of developing public companies, but more importantly, they bring a long history of infrastructure development and infrastructure financing, and that is the future that we are manifesting. And so they bring a lot of capability to us. We announced this transaction back in December of last year. We recently announced the effectiveness of our S-4, we’re on track to close around the end of the month. We did adjust our entry point, our top line valuation to provide an attractive entry point into the marketplace vis-a-vis our competitors. And so that’s what we announced, and we look forward to getting this transaction closing and moving into the public market space next month.

Mitch Hoch (10:05):

I appreciate the update on that. Now, look, we’ve talked a lot about the past, the present, and the future. Is there anything else that you wanted to cover that I didn’t get a chance to bring up for a topic of discussion? The floor is yours to talk to our viewers.

Clay Sell (X-Energy) (10:16):

No, I just want to communicate to the viewers that historically nuclear has had a challenge in getting built on time and under budget. And we just saw that a new nuclear plant came on in the United States just last year, and it was way over budget, way over schedule. And so what does new technology give us? The good news is that technology that was deployed, it was last generation, older technology. Many new technologies have been invented. Our plant, again, it’s meltdown proof. It has many fewer parts. It can be manufactured in a factory, delivered to the site set up relatively quickly, and it really allows us to completely change the way the world thinks about what it takes to get a nuclear project delivered on site.

Mitch Hoch (11:16):

Yeah. Well, I appreciate your time. Thank you so much for joining me. I really do look forward to seeing what the company accomplishes, especially in this space where I feel like nuclear kind of has that stigma when you hear about it, like a negative one. I think that’ll be something definitely fun to keep track of how you guys accomplish that. Thank you so much for joining me again.

Clay Sell (X-Energy) (11:32):

Thank you.

Mitch Hoch (11:34):

Absolutely. And thank you chat for hanging out with us today. That was J. Clay Sell, CEO of X-Energy, ticker on NYSC is AAC. Make sure you do your due diligence, see if it’s worth your hard-earned money. It’s definitely an interesting story. Somebody’s got to go ahead and take care of this because we got to save planet earth and somebody’s going to come out on top, and I definitely think this is a story worth looking into. But for now, thank you for watching All Access.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) (“AAC”) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between X-energy and AAC, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023, July 25, 2023, September 22, 2023 and October 10, 2023 respectively, the “Registration Statement”) with the SEC, which includes a definitive proxy statement/prospectus distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, Hamas’ attack of Israel and the ensuing war, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.